UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-38201

SECOO HOLDING LIMITED

Secoo Tower

Sanlitun Road A, No.3 Courtyard Building 2

Chaoyang District, Beijing 100027

The People’s Republic of China

+86 10 6588-0135

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On April 30, 2020, Secoo Holding Limited (the “Company”) furnished to the U.S. Securities and Exchange Commission (the “Commission”) a report on Form 6-K to report that the Company is relying on an order issued by the Commission on March 25, 2020 providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the COVID-19 outbreak (Release No. 34-88465). The Company is furnishing this Form 6-K/A to confirm that the Company expects to file its annual report on Form 20-F for the year ended December 31, 2019 within 45 days after the original due date of April 30, 2020.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SECOO HOLDING LIMITED

By:	/s/ Richard Rixue Li
Name:	Richard Rixue Li
Title:	Director and Chief Executive Officer

Date: May 6, 2020

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